UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Complete Genomics, Inc.

(Name of Subject Company)

Complete Genomics, Inc.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

20454K104

(CUSIP Number of Class of Securities)

A. W. Homan

Senior Vice President, General Counsel and Secretary

Complete Genomics, Inc.

2071 Stierlin Court

Mountain View, California 94043

(650) 943-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Alan C. Mendelson

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Complete Genomics, Inc. (“Complete” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2012 and amended on September 27, 2012 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Beta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“Parent” or “BGI”), to purchase all of the outstanding common stock, par value $0.001 per share, of Complete (the “Shares”), at a price of $3.15 per Share, net to seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated September 25, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on September 25, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add to the end of the section entitled “Litigation” the following:

On September 28, 2012, a purported stockholder of the Company filed an alleged class action lawsuit in the Delaware Court of Chancery, captioned Chad Gerber v. Clifford A. Reid, et al. In addition to the Company, the suit names the Purchaser and the individual directors of the Company as defendants. The action is pending and defendants have 30 days from the service of the summons to file a responsive pleading with the Court. The Gerber action purports to be brought individually and on behalf of the public stockholders of the Company and alleges claims for breaches of fiduciary duties of care and disclosure against the Company Board in connection with the proposed transaction and that the Company and the Purchaser aided and abetted the purported breaches of fiduciary duties. The Gerber action seeks, among other things, preliminary and permanent injunctive relief prohibiting consummation of the proposed acquisition, rescission of the proposed acquisition, damages and attorneys’ fees and costs.

On October 1, 2012, a purported stockholder of the Company filed an alleged class action lawsuit in the Delaware Court of Chancery, captioned Saba Saleemi v. Complete Genomics, Inc., et al. In addition to the Company, the suit names Parent, the Purchaser and the individual directors of the Company as defendants. The action is pending and defendants have 30 days from the service of the summons to file a responsive pleading with the Court. The Saleemi action purports to be brought individually and on behalf of the public stockholders of the Company and alleges claims for breaches of fiduciary duties of care and disclosure against the Company Board in connection with the proposed transaction and that the Company and the Purchaser aided and abetted the purported breaches of fiduciary duties. The Saleemi action seeks, among other things, permanent injunctive relief prohibiting consummation of the proposed transaction, rescission of the proposed transaction and attorneys’ fees and costs.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COMPLETE GENOMICS, INC.

By:	/s/ A. W. Homan
Name:	A. W. Homan
Title:	Senior Vice President, General Counsel and Secretary

Dated: October 2, 2012

3